FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For April 28, 2004	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES
Form 6-K Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

	By:	/s/ Linda H. Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary
Date: April 28, 2004

Form 6-K Exhibit Index

Exhibit No.
1.	News Release dated April 28, 2004 referred to as:

“EnCana’s first quarter operating earnings reach US$465 million, net earnings were US$290 million, cash flow nears US$1 billion.”

EnCana’s first quarter operating earnings reach US$465 million, net earnings were US$290 million, cash flow nears US$1 billion

Oil and natural gas sales up 14 percent to 717,000 barrels of oil equivalent per day

Calgary, Alberta, (April 28, 2004) – EnCana Corporation’s (TSX & NYSE: ECA) first quarter 2004 operating earnings were US$465 million, or $1.00 per share diluted, down 9 percent from $510 million in the first quarter of 2003 due largely to lower realized natural gas and oil prices. First quarter cash flow was $995 million, or $2.13 per share diluted. Sales of oil, natural gas and natural gas liquids (NGLs) increased 14 percent in the first quarter to 717,000 barrels of oil equivalent (BOE) per day.

“Our first quarter 2004 operational performance is firmly on plan and our financial results remain solid. Continued strong gas production growth from resource plays in Western Canada and the U.S. Rockies, plus strong oil production increases from Ecuador and our steam-assisted gravity drainage projects in northeast Alberta, is anchoring our sustained growth and value creation,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

EnCana’s first quarter operating earnings exclude the after-tax impacts of foreign exchange on translation of U.S. dollar denominated debt issued in Canada, mark-to-market unrealized losses related to financial derivatives and the impact of tax changes recently enacted in Alberta. After these accounting adjustments, net earnings in the first quarter were $290 million, or 62 cents per share diluted. First quarter earnings were reduced by $252 million, after-tax, as a result of the adoption of the new accounting standard governing hedging relationships. The depreciation of the Canadian dollar versus the U.S. dollar since December 31, 2003 resulted in a further reduction in earnings of $32 million, after-tax, on translation of U.S. dollar denominated debt issued in Canada. The effect of recent Alberta income tax changes increased earnings by $109 million. First quarter cash flow of $995 million includes a cash tax provision of $232 million, which is consistent with the company’s 2004 guidance. All figures are in U.S. dollars unless otherwise noted.

Change in accounting policy for unrealized hedging losses impacts earnings
 On January 1, 2004, EnCana was required to adopt the new accounting standard governing hedging activities. In addition to the first quarter impact, EnCana expects that this new standard will continue to result in greater volatility in its reported net earnings. Implementation of this accounting standard resulted in the company recording an unrealized after-tax mark-to-market loss of $252 million in the quarter on the portfolio of its financial derivatives, commonly known as financial price hedges. A complete discussion of the impact of this new accounting standard is contained in Notes 2 and 13 of the unaudited first quarter consolidated financial statements.

Gas production up 10 percent in past year; oil and NGLs sales up 34 percent
 EnCana’s first quarter natural gas sales were 2.7 billion cubic feet per day, up 5 percent compared with the first quarter of 2003 when 120 million cubic feet per day of previously produced gas was withdrawn from storage. Gas production was up 10 percent during the period compared to the same period in 2003. Oil and NGLs sales grew 34 percent to 265,000 barrels per day. Operating costs were $3.53 per BOE, which was slightly higher than forecast due primarily to the effect of the weaker U.S. dollar on non-U.S. operating costs and colder weather. For the full year, the company expects operating costs to be in its forecast range of between $3.30 and $3.50 per BOE. The first quarter capital program was $1.5 billion. Net divestitures of about $300 million reduced investment to $1.2 billion of net capital.

“Effective field execution and cooperative winter weather allowed the company to complete its entire winter drilling program, a substantial improvement over the previous winter, which was hampered by a late start and an early break-up. EnCana drilled 1,619 net wells during the first quarter, about one-third of its full year estimate of 5,000 wells. Production volumes in April have averaged near the high end of our 2004 sales guidance range,” Morgan said.

Advancing the focus on long-life resource plays
 EnCana continues to focus its North American asset base on low production cost, low-decline-rate resource plays that have long-term predictable reserve and production growth potential. The U.S. Rockies is EnCana’s fastest growing region and, with the anticipated acquisition of Tom Brown, Inc., the company’s U.S. production is expected to be about 1 billion cubic feet equivalent per day, representing close to one-quarter of total production. The combination of Tom Brown’s resource plays and the planned sale of some of EnCana’s non-resource play conventional production is expected to increase resource play production to about three-quarters of total North American production by year-end, up from about two-thirds.

“We continue to add to our strong portfolio of predictable, steady-growth resource plays. Over the past 18 months, we added about 500,000 net acres – containing huge undeveloped gas potential – with our Cutbank Ridge land acquisition, expanded our pursuit of coalbed methane resources on our expansive fee title lands east of Calgary and now plan to add about 2 million net acres containing major undeveloped resource potential through the Tom Brown purchase. Given EnCana U.S.A.’s track record on similar properties in the U.S. Rockies, such as Mamm Creek in Colorado and Jonah in Wyoming, we are confident that there is substantial growth potential residing in these early-life resource plays,” Morgan said.

2004 guidance confirmed, conventional production divestiture program stepped up
 EnCana is on track to meet its 2004 sales guidance of between 690,000 and 735,000 BOE per day, comprised of between 2.7 billion and 2.85 billion cubic feet of natural gas per day and between 240,000 and 260,000 barrels of oil and NGLs per day. Upon the anticipated successful completion of the acquisition of Tom Brown, production is expected to increase by about 325 million cubic feet equivalent per day. As a second step in EnCana’s advancement of its resource play strategy, the company plans, over the next 12 months, to sell conventional assets currently producing between 40,000 and 60,000 BOE per day for estimated proceeds of $1 billion to $1.5 billion. The net impact of these transactions is expected to be accretive to production, cash flow and earnings in 2004 and beyond.

Risk management strategy
 EnCana employs a consistent market risk mitigation strategy that is expected to be approximately revenue neutral over the long term. This volatility reduction strategy is intended to result in greater predictability of cash flow and returns on capital investment. The corporation’s basic strategy is to hedge up to 50 percent of current year and up to 25 percent of the following year’s projected sales. In addition, the company enters into longer term basis and pricing hedges specifically for the purpose of protecting against high U.S. Rockies gas price basis differentials. EnCana has about 47 percent of projected 2004 gas sales, after royalties, hedged at an average effective NYMEX price of about $5.25 per thousand cubic feet. About half of EnCana’s projected 2004 oil sales are hedged with swaps or subject to costless collars between $20 and $26 per barrel of WTI. The detailed risk management positions at March 31, 2004 are presented in Note 13 to the unaudited first quarter consolidated financial statements for the financial contracts and in management’s discussion and analysis for the physical contracts. In the first quarter, EnCana’s financial commodity and currency risk management measures resulted in gross revenue being lower by approximately $150 million, comprised of $130 million on oil sales and $20 million on gas sales.

EnCana’s realized natural gas prices down slightly, realized oil prices down
 EnCana’s first quarter realized North American natural gas prices were down about 4 percent from the first quarter of 2003 to $5.26 per thousand cubic feet. Realized oil and NGLs prices were down about 6 percent from the first quarter of 2003 to $25.23 per barrel. Canadian heavy oil price differentials widened to average $9.03 per barrel compared to $7.58 per barrel one year earlier. Ecuadorian NAPO blend, shipped on the new OCP Pipeline, experienced a wider price differential from WTI in the first quarter of 2004, averaging $11.65 per barrel, compared to $8.06 per barrel at year-end 2003. OCP began full operations in the fourth quarter of 2003.

Consolidated EnCana Highlights
US$ and U.S. protocols

Financial Highlights
(as at and for the period ended March 31)
(US$ millions, except per share amounts)

			%
	Q1 2004	Q1 2003	Change
Revenues, net of royalties	2,850	2,743	+4
Cash flow	995	1,221	-19
Per share – basic	2.16	2.54	-15
Per share – diluted	2.13	2.52	-15
Operating EBITDA*	1,305	1,273	+3
Cash tax	232	20	n/a
Earnings
Net earnings from continuing operations	290	650	-55
Per share – basic	0.63	1.35	-53
Per share – diluted	0.62	1.34	-54
Add back:
Mark-to-market impact (after-tax)	252	—	n/a
Add back:
Foreign exchange translation of U.S. dollar debt issued in Canada (after-tax)	32	(140)	-123
Less:
Tax rate change	(109)	—	n/a

Operating earnings	465	510	-9
Per share – basic	1.01	1.06	-5
Per share – diluted	1.00	1.05	-5

Net capital investment – continuing operations	1,225	1,120	+9

Total assets	24,808
Long-term debt	6,031
Shareholders’ equity	11,372
Net debt-to-capitalization ratio	37%

Common shares (millions)
Outstanding at March 31	459.8	480.6	-4
Weighted average (diluted)	467.1	484.3	-4

*	Operating EBITDA is net earnings from continuing operations before interest, income taxes, depreciation, depletion and amortization (DD&A), accretion of asset retirement obligation, foreign exchange loss (gain), gain on disposition and unrealized loss on risk management ($376 million, before tax).

EnCana financial results in U.S. dollars and operating results according to U.S. protocols
 EnCana reports in U.S. dollars and according to U.S. protocols in order to facilitate a more direct comparison to other North American upstream oil and natural gas exploration and development companies. Reserves and production are reported on an after-royalty basis.

Operating Highlights
(for the period ended Mar. 31)

			%
	Q1 2004	Q1 2003	Change
(After royalties)
Natural Gas (MMcf/d)
Production	2,712	2,469	+10
Produced gas withdrawn from storage	—	120	n/a

Total natural gas sales (MMcf/d)	2,712	2,589	+5

Oil and NGLs sales (bbls/d)
North America	165,877	156,295	+6
International	99,070	41,883	+137

Total oil and NGLs sales (bbls/d)	264,947	198,178	+34

Total sales (BOE/d)	716,947	629,678	+14

Resource play growth exceeds 25 percent across EnCana’s portfolio
 In North America, development capital continues to be focused on turning resource play potential into production. First quarter oil and gas production from EnCana’s key North American resource plays has increased more than 25 percent since the first quarter of 2003. This is comprised of increases in gas production at Mamm Creek in Colorado, Greater Sierra in northeast B.C., and Canadian Plains shallow gas on legacy Suffield and Palliser Blocks and increases in oilsands production at Foster Creek in northeast Alberta.

Growth from key
North American resource plays

	Daily Production					Net Wells Drilled
	2004	2003				2004	2003
Natural gas (MMcf/d)	Q1	Q4	Q3	Q2	Q1	Q1	Full year
Jonah	394	389	376	356	375	11	59
Mamm Creek	191	175	126	112	86	66	259
Canadian Plains shallow gas	593	586	564	548	536	536	2,404
Coalbed methane	10	7	3	3	2	81	267
Greater Sierra	216	175	144	136	118	135	199
Cutbank Ridge	22	6	2	2	2	17	20

Oil (Mbbls/d)
Oil (Mbbls/d)

Foster Creek	28	26	22	20	19	4	8
Pelican Lake	15	15	16	17	15	29	134

Corporate developments

Dividend $0.10 per share
 EnCana’s board of directors has declared a quarterly dividend of $0.10 per share payable on June 30, 2004 to common shareholders of record as of June 15, 2004.

Normal Course Issuer Bid purchases
 To date in 2004, EnCana has purchased for cancellation 5.5 million of its shares at an average price of C$55.37 per share under its current Normal Course Issuer Bid. The company had 459.8 million shares outstanding at March 31, 2004.

Financial strength

EnCana maintains a strong balance sheet. At March 31, 2004 the company’s net debt-to-capitalization ratio was 37:63. EnCana’s net debt-to-EBITDA multiple, on a trailing 12-month basis, was 1.6 times.

At March 31, 2004, on a pro forma basis with the Tom Brown acquisition and the planned divestitures of Canadian non-core conventional production, EnCana’s estimated net debt-to-capitalization would be 41 percent and net debt-to-EBITDA would be 1.9 times. EnCana expects to refinance its $3 billion bridge financing through the proceeds from the anticipated divestitures, future cash flow, and accessing the capital and bank markets through approximately $5 billion of existing and unused debt shelf registration statements and bank credit facilities.

In the first quarter of 2004, EnCana invested $1,538 million of capital, net divestitures were $313 million, resulting in net capital investment of $1,225 million. EnCana expects its book tax rate, on a normalized basis, to be between 26 and 31 percent for 2004, compared to the previous guidance of between 34 and 36 percent, primarily as a result of Alberta tax changes and the effects of asset dispositions.

CONFERENCE CALL TODAY

EnCana Corporation will host a conference call today, Wednesday, April 28, 2004 starting at 8 a.m., Mountain Time (10 a.m. Eastern Time), to discuss EnCana’s first quarter 2004 financial and operating results.

To participate, please dial (719) 457-2683 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 5 p.m. on April 28, 2004 until midnight May 3, 2004 by dialing (888) 203-1112 or (719) 457-0820 and entering pass code 615046.

A live audio Web cast of the conference call will also be available via EnCana’s Web site, , under Investor Relations. The Web cast will be archived for approximately 90 days.

NOTE 1. EnCana financial results in U.S. dollars and operating results according to U.S. protocols
 Starting with year-end 2003, EnCana is reporting its financial results in U.S. dollars and its reserves and production according to U.S. protocols in order to facilitate a more direct comparison to other North American upstream oil and natural gas exploration and development companies. Reserves and production are reported on an after-royalties basis. There is no change to the physical volumes produced and sold or to the actual reserves as a result of adopting U.S. protocols. However, readers should note that the change results in a general lowering of reported numbers for EnCana’s sales volumes and impacts the percentage changes year over year. For example, under previous Canadian protocols, if EnCana produced and sold 100 barrels of oil at the wellhead, it reported sales of 100 barrels. Under the new U.S. protocol, royalties paid to the Crown, state or mineral rights owners are deducted before sales volumes are reported. For example, under U.S. protocols, if EnCana produced and sold 100 barrels and the oil was subject to a 20 percent royalty, EnCana would report sales of 80 barrels of oil.

NOTE 2. Non-GAAP measures
 This news release contains references to cash flow, operating EBITDA (net earnings from continuing operations before interest, income taxes, DD&A, accretion of asset retirement obligation, foreign exchange loss (gain), gain on disposition and unrealized loss on risk management), EBITDA and operating earnings, and the related basic and diluted per common share amounts as applicable, which are not measures that have any standardized meaning prescribed by Canadian GAAP and are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.

EnCana Corporation
 With an enterprise value of approximately $25 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are located in North America. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deep water Gulf of Mexico. International subsidiaries operate two key high potential international growth regions: Ecuador, where it is the largest private sector oil producer, and the U.K. where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Natural gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

EnCana Corporation resource descriptions
 EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time from a specified resource play or plays.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic performance (including per share growth); anticipated life of proved reserves; anticipated success of resource plays; the anticipated proportion of total North American resource play production; potential success of such projects as SAGD, coalbed methane, Ecuador, Deep Panuke, Buzzard, Cutbank Ridge, Greater Sierra, Mamm Creek, Jonah and Entrega; the anticipated completion, timing and capacity of the Entrega Pipeline; the anticipated resource potential associated with Tom Brown, Inc. (TBI); the anticipated successful completion of the TBI acquisition; the potential impact of the TBI acquisition on EnCana’s production, cash flow, earnings and financial benchmarks; the anticipated sources of refinancing for that acquisition and anticipated divestitures; anticipated risk mitigation strategies and the effect of such strategies; potential demand for gas; anticipated production in 2004 and beyond (including U.S. production); anticipated volatility in reported net earnings; anticipated book tax rate; anticipated drilling; potential capital expenditures and investment; anticipated coalbed methane development in 2004 and beyond; potential oil and gas sales in 2004 and beyond, anticipated costs; potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Greg Kist
Manager, Investor Relations
(403) 645-4737
Tracy Weeks
Manager, Investor Relations
(403) 645-2007

Interim Consolidated Financial Statements
(unaudited)
For the three months ended March 31, 2004

EnCana Corporation

U.S. DOLLARS

Interim Report For the three months ended March 31, 2004	PREPARED IN US$

EnCana Corporation

CONSOLIDATED STATEMENT OF EARNINGS

		March 31
		Three Months Ended
(unaudited) (US$ millions, except per share amounts)		2004	2003
REVENUES, NET OF ROYALTIES	(Notes 4, 13)	$2,850	$2,743
EXPENSES	(Note 4)
Production and mineral taxes		65	50
Transportation and selling		162	125
Operating		353	313
Purchased product		1,287	945
Depreciation, depletion and amortization		624	471
Administrative		49	37
Interest, net		79	64
Accretion of asset retirement obligation	(Note 9)	7	5
Foreign exchange loss (gain)	(Note 6)	58	(210)
Stock-based compensation		5	—
Gain on disposition	(Note 3)	(34)	—

		2,655	1,800

NET EARNINGS BEFORE INCOME TAX		195	943
Income tax (recovery) expense	(Note 7)	(95)	293

NET EARNINGS FROM CONTINUING OPERATIONS		290	650
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 5)	—	187

NET EARNINGS		$290	$837

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 12)
Basic		$0.63	$1.35
Diluted		$0.62	$1.34

NET EARNINGS PER COMMON SHARE	(Note 12)
Basic		$0.63	$1.74
Diluted		$0.62	$1.73

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

		Three Months Ended March 31,
(unaudited) (US$ millions)		2004	2003
RETAINED EARNINGS, BEGINNING OF YEAR
As previously reported		$5,276	$3,457
Retroactive adjustment for changes in accounting policies		—	66

As restated		5,276	3,523
Net Earnings		290	837
Dividends on Common Shares		(46)	(33)
Charges for Normal Course Issuer Bid	(Note 10)	(120)	—

RETAINED EARNINGS, END OF PERIOD		$5,400	$4,327

See accompanying Notes to Consolidated Financial Statements.

Interim Report For the three months ended March 31, 2004	PREPARED IN US$

EnCana Corporation

CONSOLIDATED BALANCE SHEET

		As at	As at
		March 31,	December 31,
(unaudited) (US$ millions)		2004	2003
ASSETS
Current Assets
Cash and cash equivalents		$250	$148
Accounts receivable and accrued revenues		1,722	1,367
Risk management	(Note 13)	39	—
Inventories		273	573

		2,284	2,088
Property, Plant and Equipment, net	(Note 4)	19,991	19,545
Investments and Other Assets		563	566
Risk Management	(Note 13)	86	—
Goodwill		1,884	1,911

	(Note 4)	$24,808	$24,110

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,886	$1,579
Risk management	(Note 13)	559	—
Income tax payable		218	65
Current portion of long-term debt	(Note 8)	189	287

		2,852	1,931
Long-Term Debt	(Note 8)	6,031	6,088
Other Liabilities		95	21
Risk Management	(Note 13)	40	—
Asset Retirement Obligation	(Note 9)	441	430
Future Income Taxes		3,977	4,362

		13,436	12,832

Shareholders’ Equity
Share capital	(Note 10)	5,343	5,305
Share options, net		30	55
Paid in surplus		26	18
Retained earnings		5,400	5,276
Foreign currency translation adjustment		573	624

		11,372	11,278

		$24,808	$24,110

See accompanying Notes to Consolidated Financial Statements.

Interim Report For the three months ended March 31, 2004	PREPARED IN US$

EnCana Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

		Three Months Ended
		March 31,
(unaudited) (US$ millions)		2004	2003

OPERATING ACTIVITIES
Net earnings from continuing operations		$290	$650
Depreciation, depletion and amortization		624	471
Future income taxes	(Note 7)	(327)	273
Unrealized loss on risk management	(Note 13)	376	—
Unrealized foreign exchange loss (gain)	(Note 6)	39	(178)
Accretion of asset retirement obligation	(Note 9)	7	5
Gain on disposition	(Note 3)	(34)	—
Other		20	(30)

Cash flow from continuing operations		995	1,191
Cash flow from discontinued operations		—	30

Cash flow		995	1,221
Net change in other assets and liabilities		(5)	(3)
Net change in non-cash working capital from continuing operations		467	50
Net change in non-cash working capital from discontinued operations		—	11

		1,457	1,279

INVESTING ACTIVITIES
Capital expenditures	(Note 4)	(1,538)	(1,011)
Proceeds on disposal of property, plant and equipment		25	7
Dispositions (acquisitions)	(Note 3)	288	(116)
Equity investments	(Note 3)	44	(45)
Net change in investments and other		(2)	(23)
Net change in non-cash working capital from continuing operations		85	(134)
Discontinued operations		—	1,289

		(1,098)	(33)

FINANCING ACTIVITIES
Repayment of long-term debt		(103)	(892)
Issuance of common shares	(Note 10)	111	29
Purchase of common shares	(Note 10)	(218)	—
Dividends on common shares		(46)	(33)
Other		(1)	(1)
Net change in non-cash working capital from continuing operations		—	(4)
Discontinued operations		—	(282)

		(257)	(1,183)

DEDUCT: FOREIGN EXCHANGE LOSS ON CASH AND
CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		—	2

INCREASE IN CASH AND CASH EQUIVALENTS		102	61
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		148	116

CASH AND CASH EQUIVALENTS, END OF PERIOD		$250	$177

See accompanying Notes to Consolidated Financial Statements.

Interim Report For the three months ended March 31, 2004	PREPARED IN US$

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, natural gas liquids and crude oil, as well as natural gas storage operations, natural gas liquids processing and power generation operations.

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2003, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2003.

2. CHANGE IN ACCOUNTING POLICIES AND PRACTICES

Hedging Relationships

On January 1, 2004, the Company adopted the amendments made to Accounting Guideline 13 (“AcG — 13”) “Hedging Relationships”, and EIC 128, “Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments”. Derivative instruments that do not qualify as a hedge under AcG — 13, or are not designated as a hedge, are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. The Company has elected not to designate any of its price risk management activities in place at March 31, 2004 as accounting hedges under AcG - 13 and, accordingly, will account for all these non-hedging derivatives using the mark-to-market accounting method. The impact on the Company’s Consolidated Financial Statements at January 1, 2004 resulted in the recognition of risk management assets with a fair value of $145 million, risk management liabilities with a fair value of $380 million and a net deferred loss of $235 million which will be recognized into net earnings as the contracts expire. At March 31, 2004, it is estimated that over the following 12 months, $169 million ($118 million, net of tax) will be reclassified into net earnings from net deferred losses.

The following table presents the deferred amounts expected to be recognized in net earnings as unrealized gains/(losses) over the years 2004 to 2008:

Unrealized
Gain/(Loss)
2004
Quarter 2	$(54)
Quarter 3	(51)
Quarter 4	(64)

Total remaining to be recognized in 2004	$(169)

2005
Quarter 1	$—
Quarter 2	13
Quarter 3	9
Quarter 4	9

Total to be recognized in 2005	$31

2006	24
2007	15
2008	1

Total remaining to be recognized	$(98)

Interim Report For the three months ended March 31, 2004	PREPARED IN US$

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

3. DISPOSITIONS (ACQUISITIONS)

In March 2004, the Company sold its investment in a well servicing company for approximately $44 million, recording a gain on sale of $34 million.

On February 18, 2004, the Company sold its 53.3 percent interest in Petrovera Resources (“Petrovera”) for approximately $288 million, including working capital adjustments. In order to facilitate the transaction, EnCana purchased the 46.7 percent interest of its partner for approximately $253 million, including working capital adjustments, and then sold the 100 percent interest in Petrovera for a total of approximately $541 million, including working capital adjustments. There was no gain or loss recorded on this sale.

On January 31, 2003, the Company acquired the Ecuadorian interests of Vintage Petroleum Inc. (“Vintage”) for net cash consideration of $116 million. This purchase was accounted for using the purchase method with the results reflected in the consolidated results of EnCana from the date of acquisition.

Other dispositions of discontinued operations are disclosed in Note 5.

4. SEGMENTED INFORMATION

The Company has defined its continuing operations into the following segments:

•	Upstream includes the Company’s exploration for, and development and production of, natural gas, natural gas liquids and crude oil and other related activities. The majority of the Company’s Upstream operations are located in Canada, the United States, the United Kingdom and Ecuador. International new venture exploration is mainly focused on opportunities in Africa, South America and the Middle East.

•	Midstream & Marketing includes natural gas storage operations, natural gas liquids processing and power generation operations, as well as marketing activities. These marketing activities include the sale and delivery of produced product and the purchasing of third party product primarily for the optimization of midstream assets, as well as the optimization of transportation arrangements not fully utilized for the Company’s own production.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Midstream & Marketing purchases all of the Company’s North American Upstream production. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Operations that have been discontinued are disclosed in Note 5.

Interim Report For the three months ended March 31, 2004	PREPARED IN US$

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

4. SEGMENTED INFORMATION (continued)

Results of Operations (For the three months ended March 31)

	Upstream		Midstream & Marketing}
	2004	2003	2004	2003
Revenues, Net of Royalties	$1,808	$1,650	$1,419	$1,093
Expenses
Production and mineral taxes	65	50	—	—
Transportation and selling	154	107	8	18
Operating	277	219	78	94
Purchased product	—	—	1,287	945
Depreciation, depletion and amortization	601	459	7	5

Segment Income	$711	$815	$39	$31

	Corporate		Consolidated
	2004	2003	2004	2003
Revenues, Net of Royalties	$(377)	$—	$2,850	$2,743
Expenses
Production and mineral taxes	—	—	65	50
Transportation and selling	—	—	162	125
Operating	(2)	—	353	313
Purchased product	—	—	1,287	945
Depreciation, depletion and amortization	16	7	624	471

Segment Income	$(391)	$(7)	359	839

Administrative			49	37
Interest, net			79	64
Accretion of asset retirement obligation			7	5
Foreign exchange loss (gain)			58	(210)
Stock-based compensation			5	—
Gain on disposition			(34)	—

			164	(104)

Net Earnings Before Income Tax			195	943
Income tax (recovery) expense			(95)	293

Net Earnings from Continuing Operations			$290	$650

Interim Report For the three months ended March 31, 2004	PREPARED IN US$

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

4. SEGMENTED INFORMATION (continued)

Geographic and Product Information (For the three months ended March 31)

Upstream

	North America
	Produced Gas and NGLs
	Canada		United States		Crude Oil
	2004	2003	2004	2003	2004	2003
Revenues, Net of Royalties	$971	$963	$358	$311	$250	$224
Expenses
Production and mineral taxes	15	4	34	29	5	5
Transportation and selling	82	61	25	15	20	20
Operating	101	87	20	10	73	67
Depreciation, depletion and amortization	298	254	82	66	118	93

Segment Income	$475	$557	$197	$191	$34	$39

	Ecuador		U.K. North Sea		Other		Total Upstream
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues, Net of Royalties	$126	$87	$53	$32	$50	$33	$1,808	$1,650
Expenses
Production and mineral taxes	11	12	—	—	—	—	65	50
Transportation and selling	19	7	8	4	—	—	154	107
Operating	30	15	6	3	47	37	277	219
Depreciation, depletion and amortization	65	23	33	22	5	1	601	459

Segment Income	$1	$30	$6	$3	$(2)	$(5)	$711	$815

Midstream & Marketing

					Total Mainstream
	Midstream		Marketing *		& Marketing
	2004	2003	2004	2003	2004	2003
Revenues	$551	$318	$868	$775	$1,419	$1,093
Expenses
Transportation and selling	—	—	8	18	8	18
Operating	71	79	7	15	78	94
Purchased product	449	204	838	741	1,287	945
Depreciation, depletion and amortization	7	4	—	1	7	5

Segment Income	$24	$31	$15	$—	$39	$31

*	Includes transportation cost optimization activity under which the Company purchases and takes delivery of product from others and delivers product to customers under transportation arrangements not utilized for the Company’s own production.

Interim Report For the three months ended March 31, 2004	PREPARED IN US$

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified

4. SEGMENTED INFORMATION (continued)

Capital Expenditures

	Three Months Ended
	March 31,
	2004	2003
Upstream
Canada	$1,028	$707
United States	210	150
Ecuador	54	73
United Kingdom	213	16
Other Countries	15	17

	1,520	963
Midstream & Marketing	9	36
Corporate	9	12

Total	$1,538	$1,011

Property, Plant and Equipment and Total Assets

	Property, Plant and Equipment		Total Assets
	As at		As at
	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003
Upstream	$18,991	$18,532	$22,350	$21,742
Midstream & Marketing	777	784	1,551	1,879
Corporate	223	229	907	489

Total	$19,991	$19,545	$24,808	$24,110

Interim Report	PREPARED IN US$
For the three months ended March 31, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

5. DISCONTINUED OPERATIONS

On February 28, 2003, the Company completed the sale of its 10 percent working interest in the Syncrude Joint Venture (“Syncrude”) to Canadian Oil Sands Limited for net cash consideration of C$1,026 million ($690 million). On July 10, 2003, the Company completed the sale of the remaining 3.75 percent interest in Syncrude and a gross overriding royalty for net cash consideration of C$427 million ($309 million). There was no gain or loss on this sale.

On January 2, 2003 and January 9, 2003, the Company completed the sales of its interests in the Cold Lake Pipeline System and Express Pipeline System for total consideration of approximately C$1.6 billion ($1 billion), including assumption of related long-term debt by the purchaser, and recorded an after-tax gain on sale of C$263 million ($169 million).

As all discontinued operations have either been disposed of or wind up has been completed by December 31, 2003, there are no remaining assets or liabilities on the Consolidated Balance Sheet. The following table presents the effect of the discontinued operations on the Consolidated Statement of Earnings for 2003:

Consolidated Statement of Earnings

	For the three months ended
	March 31, 2003
		Midstream -
	Syncrude	Pipelines	Total
Revenues, Net of Royalties	$60	$—	$60

Expenses
Transportation and selling	1	—	1
Operating	28	—	28
Depreciation, depletion and amortization	5	—	5
Gain on discontinuance	—	(220)	(220)

	34	(220)	(186)

Net Earnings Before Income Tax	26	220	246
Income tax expense	8	51	59

Net Earnings from Discontinued Operations	$18	$169	$187

6. FOREIGN EXCHANGE LOSS (GAIN)

	Three Months Ended
	March 31,
	2004	2003
Unrealized Foreign Exchange Loss (Gain) on Translation of U.S. Dollar Debt Issued in Canada	$39	$(178)
Realized Foreign Exchange Losses (Gains)	19	(32)

	$58	$(210)

Interim Report	PREPARED IN US$
For the three months ended March 31, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

7. INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2004	2003
Current
Canada	$205	$12
United States	8	—
Ecuador	19	8

	232	20
Future	(218)	273
Future tax rate reductions *	(109)	—

	$(95)	$293

* On March 31, 2004, the Alberta government substantively enacted the income tax rate reduction previously announced in February 2004.

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended
	March 31,
	2004	2003
Net Earnings Before Income Taxes	$195	$943
Canadian Statutory Rate	39.1%	41.0%

Expected Income Taxes	76	386
Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	52	78
Canadian resource allowance	(57)	(105)
Canadian resource allowance on unrealized risk management losses	21	—
Statutory rate differences	(9)	(11)
Effect of tax rate changes	(109)	—
Non-taxable capital gains	7	(34)
Previously unrecognized capital losses	13	(34)
Tax recovery on dispositions	(80)	—
Large corporations tax	4	7
Other	(13)	6

	$(95)	$293

Effective Tax Rate	(48.7)%	31.1%

Interim Report	PREPARED IN US$
For the three months ended March 31, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

8. LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2004	2003
Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,387	$1,425
Unsecured notes and debentures	1,316	1,335
Preferred securities	153	252

	2,856	3,012

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	421	417
Unsecured notes and debentures	2,713	2,713
Preferred securities	150	150

	3,284	3,280

Increase in Value of Debt Acquired *	80	83
Current Portion of Long-Term Debt	(189)	(287)

	$6,031	$6,088

* Certain of the notes and debentures of the Company were acquired in the business combination with Alberta Energy Company Ltd. on April 5, 2002 and were accounted for at their fair value at the date of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 27 years.

9. ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	March 31,	December 31,
	2004	2003
Asset Retirement Obligation, Beginning of Year	$430	$309
Liabilities Incurred	25	64
Liabilities Settled	(4)	(23)
Liabilities Disposed	(12)	—
Accretion Expense	7	19
Change in Estimate	1	—
Other	(6)	61

Asset Retirement Obligation, End of Period	$441	$430

Interim Report	PREPARED IN US$
For the three months ended March 31, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

10. SHARE CAPITAL

	March 31, 2004		December 31, 2003
(millions)	Number	Amount	Number	Amount
Common Shares Outstanding, Beginning of Year	460.6	5,305	478.9	5,511
Shares Issued under Option Plans	4.4	111	5.5	114
Shares Repurchased	(5.2)	(73)	(23.8)	(320)

Common Shares Outstanding, End of Period	459.8	5,343	460.6	5,305

During the quarter, the Company purchased, for cancellation, 5,190,000 Common Shares for total consideration of approximately C$287 million ($218 million). Of the amount paid this quarter, C$95 million ($73 million) was charged to share capital, C$34 million ($25 million) was charged to paid in surplus and C$158 million ($120 million) was charged to retained earnings.

The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under previous successor and/or related company replacement plans expire ten years from the date the options were granted.

The following tables summarize the information about options to purchase Common Shares at March 31, 2004:

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)
Outstanding, Beginning of Year	28.8	43.13
Exercised	(4.4)	33.24
Forfeited	(0.2)	47.19

Outstanding, End of Period	24.2	43.93

Exercisable, End of Period	11.3	41.14

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)
13.50 to 19.99	0.6	0.6	18.55	0.6	18.55
20.00 to 24.99	1.0	1.1	22.49	1.0	22.49
25.00 to 29.99	1.2	1.0	26.31	1.2	26.31
30.00 to 43.99	0.8	1.6	39.16	0.7	38.61
44.00 to 53.00	20.6	3.4	47.96	7.8	47.71

	24.2	2.4	43.93	11.3	41.14

The Company has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended March 31, 2004 would have been $281 million; $0.61 per common share — basic; $0.60 per common share — diluted (2003 — $829 million; $1.73 per common share — basic; $1.71 per common share — diluted).

Interim Report	PREPARED IN US$
For the three months ended March 31, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

10. SHARE CAPITAL (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

March 31, 2003
Weighted Average Fair Value of Options Granted (C$)	$13.05
Risk Free Interest Rate	4.19%
Expected Lives (years)	3.00
Expected Volatility	0.33
Annual Dividend per Share (C$)	$0.40

11. COMPENSATION PLANS

The tables below outline certain information related to the Company’s compensation plans at March 31, 2004. Additional information is contained in Note 16 of the Company’s annual audited Consolidated Financial Statements.

A)	Defined Benefit Pension Plans

The following table summarizes the net defined benefit plan expense:

	Three Months Ended
	March 31,
	2004	2003
Current Service Cost	$2	$1
Interest Cost	3	3
Expected Return on Plan Assets	(3)	(2)
Amortization of Net Actuarial Loss	—	1
Expense for Defined Contribution Plan	3	3

Net Defined Benefit Plan Expense	$5	$6

The Company previously disclosed in its Consolidated Financial Statements for the year ended December 31, 2003 that it expected to contribute $6 million to its defined benefit pension plans in 2004. As of March 31, 2004, no contributions have been made. The Company presently anticipates contributing $6 million to fund its defined benefit pension plans in 2004.

B)	Share Appreciation Rights (“SAR’s”)

The following table summarizes the information about SAR’s at March 31, 2004:

		Weighted
		Average
	Outstanding	Exercise
	SAR’s	Price ($)
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,175,070	35.87
Exercised	(372,828)	35.42

Outstanding, End of Period	802,242	36.06

Exercisable, End of Period	802,242	36.06

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	753,417	28.98
Exercised	(206,223)	29.05

Outstanding, End of Period	547,194	28.95

Exercisable, End of Period	547,194	28.95

Interim Report	PREPARED IN US$
For the three months ended March 31, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

11. COMPENSATION PLANS (continued)

B)	Share Appreciation Rights (“SAR’s”) (continued)

The following table summarizes the information about Tandem SAR’s at March 31, 2004:

		Weighted
		Average
	Outstanding	Exercise
	Tandem SAR’s	Price (C$)
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	206,900	53.05

Outstanding, End of Period	206,900	53.05

Exercisable, End of Period	—	—

C)	Deferred Share Units (“DSU’s”)

The following table summarizes the information about DSU’s at March 31, 2004:

		Weighted
		Average
	Outstanding	Exercise
	DSU’s	Price (C$)
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	319,250	48.68
Granted, Directors	24,347	51.43
Granted, Senior Executives	557	56.68

Outstanding, End of Period	344,154	48.89

Exercisable, End of Period	80,830	48.70

D)	Performance Share Units (“PSU’s”)

The following table summarizes the information about PSU’s at March 31, 2004:

		Weighted
		Average
	Outstanding	Exercise
	PSU’s	Price ($)
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	126,283	46.52
Granted	1,664,911	53.97

Outstanding, End of Period	1,791,194	53.44

Exercisable, End of Period	—	—

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	—	—
Granted	247,960	41.12

Outstanding, End of Period	247,960	41.12

Exercisable, End of Period	—	—

PREPARED IN US$

Interim Report For the three months ended March 31, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

12. PER SHARE AMOUNTS

The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	As at March 31,
(millions)	2004	2003
Weighted Average Common Shares Outstanding — Basic	460.9	479.9
Effect of Dilutive Securities	6.2	4.4

Weighted Average Common Shares Outstanding — Diluted	467.1	484.3

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As a means of managing commodity price volatility, the Company has entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments only.

As discussed in Note 2, on January 1, 2004, the fair value of all outstanding financial instruments that are not considered accounting hedges was recorded on the Consolidated Balance Sheet with an offsetting net deferred loss amount. The deferred loss is recognized into net earnings over the life of the associated contracts. Changes in fair value after that time are recorded on the Consolidated Balance Sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to March 31, 2004:

		Net Deferred
		Amounts Recognized		Total Unrealized
		on Transition	Mark-To-Market	Gain/(Loss)
Fair Value of Contracts, January 1, 2004	(Note 2)	$235	$(235)	$—
Change in Fair Value of Contracts Still Outstanding at March 31, 2004		—	(316)	(316)
Fair Value of Contracts Realized During the Period		(137)	137	—
Fair Value of Contracts Entered into During the Period		—	(60)	(60)

Fair Value of Contracts Outstanding, End of Period		$98	$(474)	$(376)

The total realized losses recognized in net earnings for three months ended March 31, 2004 was $145 million ($99 million, net of tax).

At March 31, 2004 the net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
March 31, 2004
Deferred Amounts Recognized on Transition:
Accounts receivable and accrued revenues	$211
Investments and other assets	2

Accounts payable and accrued liabilities	40
Other liabilities	75

Total Net Deferred Loss	$98

Risk Management
Current asset	$39
Long-term asset	86

Current liability	559
Long-term liability	40

Total Net Risk Management Liability	$(474)

PREPARED IN US$
Interim Report
For the three months ended March 31, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

A summary of all unrealized estimated fair value financial positions are as follows:

As at
March 31, 2004
Commodity Price Risk
Natural gas	$(147)
Crude oil	(369)
Power	5
Foreign Currency Risk	(1)
Interest Rate Risk	38

$(474)

Information with respect to power, foreign currency risk and interest rate risk contracts in place at December 31, 2003, is disclosed in Note 17 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at March 31, 2004.

Natural Gas

At March 31, 2004, the Company’s gas risk management activities for financial contracts had an unrealized loss of $147 million. The contracts were as follows:

	Notional Volumes				Unrealized
	(MMcf/d)	Term	Price		Gain/(Loss)
Fixed Price Contracts
Sales Contracts
Fixed AECO price	452	2004	6.20	C$/Mcf	$(59)
NYMEX Fixed price	712	2004	5.03	US$/Mcf	(183)
Chicago Fixed price	40	2004	5.41	US$/Mcf	(7)
AECO Collars	71	2004	5.34-7.52	C$/Mcf	(4)

Basis Contracts
Sales Contracts
Fixed NYMEX to AECO basis	352	2004	(0.55)	US$/Mcf	24
Fixed NYMEX to Rockies basis	277	2004	(0.49)	US$/Mcf	18
Fixed NYMEX to San Juan basis	64	2004	(0.63)	US$/Mcf	1
Fixed Rockies to CIG basis	50	2004	(0.10)	US$/Mcf	—

Fixed NYMEX to AECO basis	877	2005	(0.66)	US$/Mcf	24
Fixed NYMEX to Rockies basis	258	2005	(0.48)	US$/Mcf	17
Fixed NYMEX to San Juan basis	75	2005	(0.63)	US$/Mcf	1
Fixed NYMEX to CIG basis	25	2005	(0.87)	US$/Mcf	(2)
Fixed Rockies to CIG basis	50	2005	(0.10)	US$/Mcf	—

Fixed NYMEX to AECO basis	402	2006-2008	(0.65)	US$/Mcf	18
Fixed NYMEX to Rockies basis	162	2006-2008	(0.56)	US$/Mcf	16
Fixed NYMEX to San Juan basis	62	2006	(0.63)	US$/Mcf	1
Fixed NYMEX to CIG basis	125	2006	(0.87)	US$/Mcf	(6)
Fixed Rockies to CIG basis	31	2006-2007	(0.10)	US$/Mcf	(1)

Purchase Contracts
Fixed NYMEX to AECO basis	38	2004	(0.73)	US$/Mcf	(1)

					(143)
Gas Storage Financial Positions					(10)
Gas Marketing Financial Positions (1)					6

					$(147)

(1)	The gas marketing activities are part of the daily ongoing operations of the Company’s proprietary production management.

Interim Report	PREPARED IN US$
For the three months ended March 31, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Crude Oil

As at March 31, 2004, the Company’s oil risk management activities for all financial contracts had an unrealized loss of $369 million. The contracts were as follows:

	Notional
	Volumes		Average Price	Unrealized
	(bbl/d)	Term	(US$/bbl)	Gain/(Loss)
Fixed WTI NYMEX Price	62,500	2004	23.13	$(180)
Collars on WTI NYMEX	62,500	2004	20.00-25.69	(138)
Fixed WTI NYMEX Price	45,000	2005	28.41	(40)
3-way Put Spread	45,000	2005	20.00/25.00/28.78	(11)

				(369)
Crude Oil Marketing Financial Positions(1)				—

				$(369)

(1)	The crude oil marketing activities are part of the daily ongoing operations of the Company’s proprietary production management.

14. SUBSEQUENT EVENT

On April 15, 2004, the Company announced that it was making a public tender offer to acquire all of the issued and outstanding common shares of Tom Brown, Inc., a publicly traded exploration and production company with operations in the United States and Canada, for total cash consideration of approximately $2.3 billion plus the assumption of debt of approximately $0.4 billion. This transaction is expected to close later in the second quarter.

15. RECLASSIFICATION

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2004.